UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
 (Amendment No. 2)

The OLB Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0001314196
(CUSIP Number)

John E. Herzog
824 Harbor Road
Southport, CT 06890
(203) 292-6819
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2020 – May 21, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	641119 102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John E. Herzog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,745,614 SHARES OF COMMON STOCK (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,745,614 SHARES OF COMMON STOCK (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,745,614 SHARES OF COMMON STOCK (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Represents 742,020 shares of the Issuer’s Common Stock (as defined in Item 1 below), 802,875 shares of the Issuer’s Common Stock issuable upon exercise of the Issuer’s Series A Conversion Warrants (as defined in Item 1 below) and 200,719 shares of the Issuer’s Common Stock issuable upon exercise of the Issuer’s Series B Conversion Warrants (as defined in Item 1 below). The aggregate number of shares of Common Stock does not include shares of Common Stock issuable upon conversion of 3,612 shares of Series A Preferred Stock (as defined in Item 1 below) held by the Reporting Person (as defined in Item 2 below) because the convertibility of such shares of Series A Preferred Stock is contingent upon the satisfaction of the repayment by the Issuer of certain indebtedness obligations, which contingency has not yet been satisfied. such shares of Series A Preferred Stock would represent an additional 401,333 shares of Common Stock on an as-converted basis, calculated as of the date of filing of this Amendment No. 2 to Schedule 13D and excluding shares of Common Stock issuable upon conversion of accrued and unpaid dividends on the Series A Preferred Stock.

(2)	The percentage is calculated using the total number of shares of Common Stock, Series A Conversion Warrants and Series B Conversion Warrants beneficially owned by the Reporting Person and based on 9,483,752 shares of Common Stock outstanding as of May 12, 2021, assuming that all outstanding Series A Conversion Warrants and Series B Conversion Warrants have been exercised in full. The percentage excludes 3,612 shares of Series A Preferred Stock held by the Reporting Person convertible into shares of Common Stock of the Issuer because the convertibility of such shares of Series A Preferred Stock is contingent upon the satisfaction of the repayment by the Issuer of certain indebtedness obligations, which contingency has not yet been satisfied. Assuming the conversion of all of the Issuer’s Series A Preferred Stock by the holders thereof (including the Reporting Person) and including all shares of Common Stock held by the Reporting Person and all shares of Common Stock issuable upon exercise of the Series A Conversion Warrants and Series B Conversion Warrants by the holders thereof (including the Reporting Person), the Reporting Person would beneficially own approximately 21.7% of the Issuer’s Common Stock, calculated on an as-converted basis as of the date of filing of this Amendment No. 2 to Schedule 13D and excluding shares of Common Stock issuable upon conversion of accrued and unpaid dividends on the Series A Preferred Stock.

Introductory Note

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Person (as defined herein) with the Securities and Exchange Commission (the “SEC”) on April 16, 2019, and amended by an Amendment No. 1 filed by the Reporting Person with the SEC on June 19, 2019 (as so amended, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

The equity securities to which this statement relates are: (i) the Common Stock, $0.0001 par value (the “Common Stock”), of The OLB Group, Inc., a Delaware corporation (the “Issuer”); (ii) Series A Conversion Warrants to purchase shares of Common Stock at an exercise price of $9.00 per share (the “Series A Conversion Warrants”) and (iii) Series B Conversion Warrants to purchase shares of Common Stock at an exercise price of $4.50 per share (the “Series B Conversion Warrants”). The Reporting Person also owns 3,612 shares of the Issuer’s Series A Preferred Stock (the “Series A Preferred Stock”), which shares are convertible into shares of Common Stock on or after the date on which the Issuer’s currently outstanding long-term indebtedness is repaid in full and there are no further outstanding obligations regarding such indebtedness. The Series A Preferred Stock held by the Reporting Person and the shares of Common Stock issuable upon conversion thereof have been excluded from the aggregate number and percentage of the Issuer’s Common Stock reported on the cover pages of this Amendment No. 2 because the convertibility of such shares of Series A Preferred Stock is contingent upon the satisfaction of the repayment by the Issuer of certain indebtedness obligations, which contingency has not yet been satisfied. On an as-converted basis and excluding shares of Common Stock issuable upon conversion of accrued and unpaid dividends on the Series A Preferred Stock, such shares of Series A Preferred Stock would represent an additional 401,333 shares of Common Stock as calculated as of the date of filing of this Amendment No. 2.1

Item 2.	Identity and Background

Paragraph (a) of Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a)	The persons filing this statement are John E. Herzog; Herzog & Co., LLC; John E. Herzog IRA Rollover, Charles Schwab & Co., Custodian; and John E. Herzog, Trustee, John E. Herzog Revocable Trust U/A/D 02/07/2014 (collectively, the “Reporting Person”).

[1]	Common Stock share numbers in this Amendment No. 2 reflect a 1:30 reverse stock split effected by the Issuer on November 12, 2019, and described in that certain Current Report on Form 8-K filed by the Issuer with the SEC on November 14, 2020.

Item 3.	Source and Amount of Funds or Other Considerations

Item No. 3 of the Schedule 13D is hereby amended and supplemented by adding the following text:

On November 14, 2019, the Reporting Person transferred 28,524 shares of Common Stock to a revocable trust of which he is the trustee.

On December 10, 2019, the Reporting Person provided a further supporting letter (the “2019 Supporting Letter”) to the Issuer whereby he addressed his prior commitments to provide financial assistance to the Issuer and agreed to assist with its ongoing working capital needs, upon request through the earlier of (a) the closing of a public offering by the Issuer or (b) November 2020 (other than the Issuer’s obligations to pay principal or interest with respect to the Credit Agreement). The 2019 Supporting Letter was disclosed in that certain Annual Report on Form 10-K filed by the Issuer with the SEC on April 29, 2020 (the “2019 10-K”).

On April 24, 2020, pursuant to a further amendment to the Credit Agreement (the “2020 Credit Agreement Amendment”), the Reporting Person will have the ability to make an equity contribution to the Issuer for the sole purpose of paying the monthly payment obligations of the Issuer under the Credit Agreement. The 2020 Credit Agreement Amendment was disclosed in the 2019 10-K.

On August 11, 2020, in connection with a public offering of the Issuer’s securities, the Reporting Person converted $3,612,940 of indebtedness and accrued interest under the 2018 Note into 3,612 shares of Series A Preferred Stock, Series A Conversion Warrants to purchase up to 802,875 shares of Common Stock at an exercise price of $9.00 per share and Series B Conversion Warrants to purchase up to 200,719 shares of Common Stock at an exercise price of $4.50 per share. The Series A Conversion Warrants and Series B Conversion Warrants are exercisable until the fifth anniversary of the issuance date, subject to their earlier redemption. The Series A Preferred Stock is convertible into a number of shares of Common Stock determined by dividing the stated value of the Series A Preferred Stock of $1,000 per share plus accrued and unpaid dividends thereon (at a rate of 12% per annum) by the conversion price of $9.00 per share. The conversion of the indebtedness under the 2018 Note, and the issuance, in connection with such conversion, of the Series A Preferred Stock, the Series A Conversion Warrants and the Series B Conversion Warrants (collectively, the “2020 Offering”) are disclosed in that certain Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 14, 2020.

On April 30, 2021, the Reporting Person made gifts of an aggregate of 200,000 shares of Common Stock.

Between May 20th and May 21st, 2021, the Reporting Person sold an aggregate of 19,260 shares of Common Stock in open market transactions for aggregate consideration of $97,442.38. Such transactions are set forth in Exhibit A.

Item 4.	Purpose of Transaction

Item No. 4 of the Schedule 13D is hereby amended and supplemented by adding the following text:

The information set forth in or incorporated by reference in Items 3, 5 and 6 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 4.

The conversion of the 2018 Note into shares of Series A Preferred Stock, Series A Conversion Warrants and Series B Conversion Warrants in connection with the 2020 Offering was effected by the Reporting Person in order to protect his equity investment in the Issuer.

Item 5.	Interest in Securities of the Issuer

Item No. 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The Reporting Person may be deemed to be the beneficial owner of 1,745,614 shares of Common Stock, constituting approximately 18.4% of the outstanding Common Stock of the Issuer, based upon based on 9,483,752 shares of Common Stock outstanding as of May 12, 2021, and the beneficial owner of 3,612 shares of Series A Preferred Stock, constituting approximately 78.0% of the outstanding Series A Preferred Stock of the Issuer, based upon 4,633 shares of Series A Preferred Stock issued and outstanding as of September 30, 2020, in each case as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on April 9, 2021. The Series A Preferred Stock held by the Reporting Person and the shares of Common Stock issuable upon conversion thereof have been excluded from the aggregate number and percentage of the Issuer’s Common Stock reported on the cover pages of this Amendment No. 2 because the convertibility of such shares of Series A Preferred Stock is contingent upon the satisfaction of the repayment by the Issuer of certain indebtedness obligations, which contingency has not yet been satisfied. On an as-converted basis and excluding shares of Common Stock issuable upon conversion of accrued and unpaid dividends on the Series A Preferred Stock, such shares of Series A Preferred Stock would represent an additional 401,333 shares of Common Stock as calculated as of the date of filing of this Amendment No. 2.

The Reporting Person has the sole power to vote or direct the vote of 1,745,614 shares of Common Stock and 3,612 shares of Series A Preferred Stock, and the shared power to vote or direct the vote of 0 shares of Common Stock and 0 shares of Series A Preferred Stock. The Reporting Person has the sole power to dispose or direct the disposition of 1,745,614 shares of Common Stock and 3,612 shares of Series A Preferred Stock, and the shared power to dispose or direct the disposition of 0 shares of Common Stock and 0 shares of Series A Preferred Stock. The cover page to this Amendment No. 2 for the Reporting Person is incorporated by reference in its entirety into this Item 5.

(c) Item No. 3, as amended by this Amendment No. 2, is hereby incorporated by reference.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Item 3 above with respect to the 2018 Note and the conversion thereof, the Supporting Letter, the 2020 Credit Agreement Amendment and the 2020 Offering is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 26, 2021
Dated

/s/ John E. Herzog
Signature

John E. Herzog
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

SCHEDULE OF TRANSACTIONS

Transaction Date	Title of Class	Number of Shares Sold	Price Per Share
5/20/2021	Common Stock	100	$5.02
5/20/2021	Common Stock	900	$5.10
5/20/2021	Common Stock	850	$5.00
5/20/2021	Common Stock	450	$4.98
5/20/2021	Common Stock	100	$4.98
5/20/2021	Common Stock	725	$4.95
5/20/2021	Common Stock	100	$4.97
5/20/2021	Common Stock	50	$4.96
5/20/2021	Common Stock	100	$4.97
5/20/2021	Common Stock	100	$4.95
5/20/2021	Common Stock	100	$4.98
5/20/2021	Common Stock	48	$4.92
5/20/2021	Common Stock	100	$4.92
5/20/2021	Common Stock	100	$4.93
5/20/2021	Common Stock	100	$4.93
5/20/2021	Common Stock	8	$4.93
5/20/2021	Common Stock	100	$4.93
5/20/2021	Common Stock	100	$4.93
5/20/2021	Common Stock	100	$4.94
5/20/2021	Common Stock	112	$4.94
5/20/2021	Common Stock	1,857	$4.98
5/21/2021	Common Stock	744	$4.97
5/21/2021	Common Stock	933	$4.99
5/21/2021	Common Stock	100	$5.00
5/21/2021	Common Stock	100	$5.01
5/21/2021	Common Stock	1,725	$5.15
5/21/2021	Common Stock	2,728	$4.98
5/21/2021	Common Stock	1,100	$5.06
5/21/2021	Common Stock	2,233	$5.07
5/21/2021	Common Stock	672	$5.03
5/21/2021	Common Stock	2,621	$5.10
5/21/2021	Common Stock	104	$5.12